Exhibit 10.7

LICENSE AGREEMENT

This License Agreement (this "**Agreement**") is entered into on this 15 day of March, 2020 (the "**Effective Date**"), by and between **(1) B.G. NEGEV TECHNOLOGIES AND APPLICATIONS LTD.**, a company formed under the laws of Israel, having a place of business at 77 Ha'Energia St., POB 653, Beer Sheva 8410501, Israel ("**BGN**"); **MOR RESEARCH APPLICATION LTD.**, Reg. number 511922270, a company formed under the laws of Israel, having a place of business at 38 Habarzel St., Tel Aviv, Israel ("**MOR**", and together with BGN, collectively, the "**Licensors**"); **(2)** SleepX Ltd., Reg. number 516045705, a company formed under the laws of the State of Israel, having a place of business at 17 Alon st., Gvaot bar 8533700 ("**Company**").

Licensors and the Company are also collectively referred to herein as the "**Parties**", and each individually as a "**Party**".

WHEREAS, BGN, a company wholly-owned by Ben-Gurion University of the Negev ("**BGU**"), is in charge of the protection, management and commercial exploitation of the intellectual property and know-how of BGU; and

WHEREAS, Mor, the technology transfer arm of Clalit Health Services ("**CHS**"), is in charge of the protection, management and commercial exploitation of the intellectual property and know-how of CHS; and

WHEREAS, in the course of research at BGU and/or at CHS, **DR. YANIV ZIGEL** of BGU ("**BGU Investigator**") and **PROF. ARIEL TARASIUK** of CHS ("**CHS Investigator**"; and with BGU Investigator: "**Principal Investigator/s**") and members of their research teams have developed certain technology for which patent applications were filed by and in the name of BGN and/or MOR, as detailed in **SCHEDULE A**; and

WHEREAS, the Company desires to receive from Licensors an exclusive worldwide sublicensable license to research, develop, manufacture, use, market, distribute, offer for sale and sell Licensed Products and Licensors agree to grant such license to the Company, all in accordance with and subject to the terms contained herein;

NOW, THEREFORE, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. GENERAL

1.1 The preface and Appendices to this Agreement constitute an integral part hereof.

1.2 The headings of the sections and subsections of this Agreement are for convenience and reference purposes only, and shall not be used for the interpretation thereof.

1.3 This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and cancels all prior or pre-existing negotiations, declarations, presentations, commitments and agreements, whether written or oral, whether explicit or implied, between the Parties, with respect to such subject matter.

1.4 In this Agreement, unless otherwise required or indicated by the context, the singular shall include the plural and vice-versa, the masculine gender shall include all other genders.

1.5 In this Agreement, the following expressions shall have the meanings appearing alongside them, unless the context otherwise requires:

1.5.1 "**Affiliate**" - shall mean with respect to any Person, any other Person that directly or indirectly, through one or more intermediary Persons, Controls or is Controlled by or is under common Control with such Person. Notwithstanding the foregoing, Ta-Nooma (as defined below) is conducting an independent activity and will not be considered an Affiliate, provided however that Company and/or any Affiliate thereof shall not disclose to Ta-Nooma any Licensed IP and/or grant Ta-Nooma any rights in and to any Licensed IP

and consequently Ta-Nooma shall not Commercialize any Licensed Products. In the event that Company and/or any Affiliate thereof shall disclose to Ta-Nooma Licensed IP and/or grant Ta-Nooma any rights in and to any Licensed IP and/or where Ta-Nooma shall Commercialize any Licensed Products then *(a)* Company shall advise Licensors in writing of same; and *(b)* Ta-Nooma shall notwithstanding the above be considered as an Affiliate of Company.

1.5.2 "**Agreement**"- shall mean this agreement together with all the appendices and annexes hereto.

1.5.3 "**Commercialize(d)**" - shall mean to develop, manufacture, use, market, distribute, sell, lease and/or make any other disposition of Licensed Products.

1.5.4 "**Commercially Reasonable Efforts**" – shall mean: *(a)* with respect to any objective by an entity, reasonable, diligent, good faith efforts to accomplish such objective as similar entities would normally use in the ordinary course of business, to accomplish a similar objective under similar circumstances; and *(b)* with respect to Commercialization hereunder of a Licensed Product and Licensed IP, such efforts and resources as similar entities would normally use for similar products and IP at a similar stage in their development or product life as such Licensed Product and Licensed IP.

1.5.5 "**Company Development**"– shall mean the development performed by Company, its employees or agents with respect to the Project, any Licensed Product or Licensed IP, as recorded in the development program specifying the activities and timetable necessary to develop such Licensed Products to commercialisation, including the performance of steps required for obtaining regulatory approvals from all relevant authorities for such Licensed Products and/or the sale of such Licensed Products including the performance of tests and clinical trials and the steps required for obtaining regulatory approvals from the U.S. Food and Drug Administration (the "**FDA**") or, in the case of any member state of the European Union, the European Medicines Agency (the "**EMA**") or the national medicinal agency in such member state, or equivalent regulating authorities in other countries and the development of procedures and facilities for commercial production of such Products, sales projections and proposed marketing efforts; all such as described in Schedule 0 attached hereto, as may be amended from time to time by the Company (and the plan described in said Schedule shall also be referred to as: "**Company Development Plan**").

1.5.6 "**Control**" – shall mean the power to direct or manage the affairs of the relevant entity, and/or the beneficial ownership of fifty percent (50%) or more of such entity by voting share, equity interest, partnership interests, contract or otherwise, and/or the power to appoint or elect at least a majority of the members of the board of directors or other managing body of the relevant entity.

1.5.7 "**Exit Event**" - shall mean *(a)* consolidation, merger, reverse merger or reorganization of the Company with or into any other entity, or the acquisition of securities of the Company (in one or in series of related transactions) following which the shareholders of the Company immediately prior to the closing of such transaction hold, directly or indirectly, less than 50% of the issued and outstanding share capital of the Company immediately after the closing of the transaction; *(b)* an IPO; *(c)* the sale or transfer (in one or in series of related transactions) of all or substantially all of the assets of the Company; *(d)* any dissolution, winding-up or liquidation of the Company; and/or *(e)* commencement of any bankruptcy or insolvency proceeding under any bankruptcy or insolvency or similar law (whether voluntary or involuntary), by or against the Company, or the appointment of a receiver or liquidator to all or substantially all of the Company's assets or the making an assignment for the benefit of creditors; in each case other than the following which shall not in itself constitute an Exit Event: (i) a sale, assignment or disposal to a wholly owned subsidiary of the Company or a reorganization for the purpose of change of domicile that does not affect the percentage ownership interest of the shareholders; or (ii) a bona fide

private equity financing of the Company the purpose of which is the financing of the Company's ongoing activities. An Exit Event covered under sub-Section (b) above shall be referred to as an "**IPO Exit Event**", and all other Exit Events shall be referred to as "**Non IPO Exit Event/s**".

1.5.8 "**First Commercial Sale**" – shall mean the first sale of a Licensed Product by a Licensee Party to a Third Party, for value and not for demonstration or other promotional purposes or testing or development purposes.

1.5.9 "**Intellectual Property**" or "**IP**" - shall mean any and all intellectual property, whether or not registered or protected by patent rights, including, but not limited to, trade secrets, procedures, protocols, inventions, moral rights, drawings, trademarks, databases, know-how, improvements, discoveries, conceptions, ideas, techniques, designs, products, developments, specifications, methods, drawings, diagrams, models, software programs, data, data analysis, data interpretation, written reports, compounds, compositions, substances, processes, information and other results of whatsoever nature and all rights therein including copyright, patent rights, database rights, rights in designs and all registrations and applications therefore, and all continuations, continuations in part, divisional applications, and renewals of any of the foregoing, in any part of the world.

1.5.10 "**Invoicing Entity**" - shall mean the Company and/or any Affiliate of the Company.

1.5.11 "**IPO**" – shall mean the closing of a sale of the Company to the public in a bona fide, underwritten, public offering pursuant to a registration statement under the U.S. Securities Act of 1933, as amended, the Israeli Securities Law or similar securities laws of another jurisdiction and the listing of such shares for trading on a recognized stock exchange, or the listing thereof on NASDAQ or another recognized, automated quotation system.

1.5.12 "**License**" - shall mean the license granted under Section 2 below.

1.5.13 "**Licensed IP**" or "**Licensed Patents**" - shall mean the following patents and patent applications: ***(a)*** the patent applications and/or patents described in **<u>SCHEDULE A</u>** (also "**Existing Patents**"); ***(b)*** any new patent application that claims priority therefrom; and all divisions, continuations, continuations-in-part, re-examinations, reissues, substitutions, or extensions of the foregoing; and ***(c)*** all patents which may be granted pursuant to any of the foregoing patent applications.

1.5.14 "**Licensed Product(s)**" - shall mean any Product which embodies, comprises, contains, uses or was developed using any Licensed IP.

1.5.15 "**Licensee Parties**" – shall mean all Invoicing Entities and all Sublicensees.

1.5.16 "**Net Sales**" – shall mean any and all consideration received by any and all Invoicing Entities from a Third Party in connection with the Commercialization of the Licensed IP including all amounts generated from disposition of Licensed Products; less the following: ***(a)*** customary trade, quantity, or cash discounts to the extent actually allowed and taken; ***(b)*** amounts repaid or credited by reason of rejection or return; ***(c)*** to the extent separately stated on invoices, any taxes or other governmental charges levied on the sale, transportation, or export of the Licensed Product which is paid by or on behalf of an Invoicing Entity; and ***(d)*** to the extent separately stated on invoices - outbound transportation and delivery charges, as well as prepaid freight (including shipping insurance) actually incurred by an Invoicing Entity in connection to the shipment by an Invoicing Entity of Licensed Products; *provided, however*, that:

(i) in any transfer of a Licensed Product between the Company and an Affiliate of the Company, Net Sales shall be equal to the total amount invoiced by such Affiliate on resale to an independent Third Party purchaser, after deducting the amounts referred to in Sub-Sections (a) through (d) incurred by the applicable Affiliate, to the extent applicable; and

(ii) in the event that an Invoicing Entity receives non-monetary consideration, or in the case of transactions not at arm's length with a Third Party, or in the event that an Invoicing Entity shall make self use of a Licensed Product, then in all these events Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm's length transaction made in the ordinary course of business.

To avoid any doubt, it is clarified that in calculating the amount of Net Sales described above, no deduction shall be made from the gross amounts invoiced by an Invoicing Entity in respect of any tax based upon the income of any Invoicing Entity, whether paid by the Invoicing Entity or withheld by the Third Party at source.

1.5.17 "**NIS**" – shall mean New Israel Shekels

1.5.18 "**Person**" – shall mean an individual, partnership, corporation, limited liability company, association, joint stock company, trust, probate estate, joint venture, unincorporated organization, governmental authority or any other entity.

1.5.19 "**Product**" – shall mean any product and/or device and/or process and/or service, and/or any system containing more than one product/device/process/service, and/or any combination of the foregoing.

1.5.20 "**Quarter**" - shall mean any of the customary fiscal quarters of the calendar year; *i.e.*, the periods from January 1 through March 31, April 1 through June 30, July 1 through September 30, and October 1 through December 31.

1.5.21 "**Royalty Term**" shall mean, on a Licensed Product by Licensed Product basis, and on a country-by-country basis, the longer of (i) the period ending on the date of expiry of the last of the Licensed Patents to expire in such country (if such patent/s were indeed registered in the relevant country); and (ii) the period ending fifteen (15) years following the First Commercial Sale in such country.

1.5.22 "**Sublicense**" – shall mean any right granted, license given, or agreement entered into, by an Invoicing Entity to or with any Third Party under or with respect to or permitting any use of the Licensed IP or any part thereof or otherwise permitting the development, manufacture, marketing, distribution and/or sale of Licensed Products, and any option to obtain or enter into such right, license, agreement or permission (regardless of the title given to such grant of rights). To avoid doubt, agreements with third parties for subcontracting services to be provided to the Company such as services related to the manufacturing, marketing, distribution and/or sale of Licensed Products where consideration is not paid to an Invoicing Entity but is paid by the Invoicing Entity to the subcontractor, shall not be deemed Sublicenses for the purpose of this Agreement.

1.5.23 "**Sublicensee**" – shall mean a Third Party to whom an Invoicing Entity grants a Sublicense and any Affiliate of such Third Party.

1.5.24 "**Sublicense Income**" – shall any and all consideration, including for example sublicense initiation fee, annual fee, sublicense milestone payments, royalties etc. received by an Invoicing Entity from a Sublicensee as consideration for or under a Sublicense and which are not *(a)* equity investment in the Company if such investment is not attributable to the grant of a Sublicense; and *(c)* grants received by the Company to fund any research or development conducted under this Agreement.

In the event that an Invoicing Entity receives Sublicense Income in the form of non- cash consideration, the equivalent cash value of such non-cash consideration shall be determined based on the fair market value assuming an arm's length transaction made in the ordinary course of business.

To avoid any doubt, it is clarified that in calculating the amount of Sublicense Income, no deduction shall be made from the gross amounts invoiced by the Invoicing Entity, in respect of any tax based upon the income of an Invoicing Entity, whether paid by the Invoicing Entity or withheld by the Sublicensee at source.

1.5.25 "**Third Party**" – shall mean any Person other than the Parties and their respective Affiliates.

1.5.26 "**USD**" or "**$**" – shall mean United States dollars.

1.5.27 **"Ta-Nooma"** - shall mean Ta-Nooma Ltd., Reg. number 516053089, a company formed under the laws of the State of Israel. A subsidiary, partly owned by the company.

1.5.28 **"The Existing Product"** – shall mean the product currently being developed by Ta-Nooma, a system and methods for snoring detection and prevention using bio feedback, containing a monitoring unit and an alert generating bracelet. According to the representation of Company, this said existing product is an independent development and does not embody, comprise, contain, use or is developed using any Licensed IP and thus is excluded from this agreement (all – as long as the mentioned products does not embody, comprise, contain, use or is developed using any Licensed IP).

2. GRANT OF LICENSE

2.1 Licensors hereby grant to Company, subject to the terms of this Agreement, an exclusive, sublicensable, royalty bearing worldwide license under their rights in Licensed IP, to Commercialize Licensed IP and Licensed Products.

2.2 Notwithstanding the above it is clarified that Licensors, BGU and CHS retain the right to use Licensed IP for internal or external, non-commercial, non-profit, educational and academic research purposes. Without derogating from the above, it is recorded that the Principal Investigators are faculty members of BGU / CHS staff and part of their ongoing research is in the field of sleep medicine and sleep and breathing signal processing which are related to the Licensed IP. It is agreed that nothing in this Agreement shall prevent the Principal Investigators from performing their academic activities, including internal and external, alone or jointly with others, research and any other academic duties including any kind of publication and presentation.

2.3 In addition, it is hereby clarified in order to dispel doubt that, neither Licensors, nor - BGU and/or CHS and/or Principal Investigator/s - are under any restriction and/or duty with respect to any academic and/or commercial and/or other activities underlying any IP which is not Licensed IP.

3. SUB-LICENSES

3.1 Subject to the terms and conditions of this Section 3, the Company shall be entitled to grant Sublicenses under the License. Such Sublicenses shall in all cases be pursuant to written agreements (each such agreement, a "**Sublicense Agreement**") consistent with the terms and conditions of this Agreement.

3.2 The Company shall provide Licensors with a copy of each Sublicense Agreement promptly following its execution.

3.3 Each Sublicense Agreement shall contain, *inter alia*, provisions necessary to ensure the Company's ability to perform its obligations under this Agreement, including with respect to reporting requirements and audit rights. Furthermore, each Sublicense Agreement shall contain undertakings by the Sublicensee to observe and perform provisions substantially similar to those contained in this Agreement with regard to, *inter alia*, confidentiality, non-assignability, liability, insurance, Licensors' proprietary rights, development and termination.

3.4 Upon the termination of this Agreement for whatever reason, other than expiration due to the passage of time, any existing Sublicense Agreements shall terminate automatically.

3.5 Without derogating from the provisions of this Section 3 above, it is agreed that the Company shall be responsible vis-à-vis Licensors for its obligations hereunder and for the performance of its Sublicensees consistent with all relevant provisions of this Agreement, and the Company shall use Commercially Reasonable Efforts to ensure that its Sublicensees comply with the Sublicense Agreement as it relates to the Company's obligations under all relevant provisions of this Agreement. Accordingly, any act or omission by any Sublicensee, which are not remedied within 45 (forty-five) days from the date of receipt of written notice by Licensors to the Company of such act/omission (including, if necessary the termination of such Sublicense Agreement) and which would have constituted a breach of this Agreement by the Company had it been the act/omission of the Company, shall constitute a breach of this Agreement by the Company unless the Company has terminated the relevant Sublicense Agreement.

4. <u>CONSIDERATION, PAYMENT TERMS AND COMPANY UNDERTAKINGS</u>

4.1 In consideration for the rights granted under this Agreement, the Company shall pay Licensors the following fees and payments:

4.1.1 <u>ANNUAL LICENSE FEE</u>. As of the fourth anniversary of this Agreement and until the fifteen's anniversary of this Agreement an annual license fee is due in the following amounts ("**Annual License Fee**"): USD 10,000 with respect to the fifth year of this Agreement; USD 20,000 with respect to the sixth year of this Agreement; USD 30,000 with respect to the seventh year of this Agreement; USD 40,000 with respect to the eight year of this Agreement; and USD 50,000 with respect to the ninth year of this Agreement and any consecutive year until year 15 of this Agreement. Annual License Fee shall be creditable against Running Royalties and Sublicense Consideration actually paid during the applicable year in which said Annual License Fee was paid.

4.1.2 <u>RUNNING ROYALTIES</u>. 3% (three percent) of all Net Sales ("**Running Royalties**") received during the Royalty Term (determined on a country by country basis).

4.1.3 <u>SUBLICENSE CONSIDERATION</u>. The following amounts with respect to Sublicense Income received during the Royalty Term (determined on a country by country basis) ("**Sublicense Consideration**"): *(a)* 25% of any and all Sublicense Income received under a Sublicense Agreement executed by an Invoicing Entity prior to attainment of all regulatory approvals for the marketing and sale of a Licensed Product in the first jurisdiction where the Licensed Product is intended to be sold; *(b)* 15% of any and all Sublicense Income received under a Sublicense Agreement executed by an Invoicing Entity after the date recorded in Sub-Section (a) above but prior to the First Commercial Sale of a Licensed Product; *(c)* 10% of any and all Sublicense Income received under a Sublicense Agreement executed by an Invoicing Entity after the date recorded in Sub-Section (b) above.

4.1.4 <u>MILESTONE PAYMENT.</u> USD 60,000 upon the attainment of regulatory approval from applicable authority in USA or Europe to market and sell first Licensed Product ("**Milestone Payment**" and "**Milestone**" respectively). It is clarified that the Milestone Payment will be payed once during the term of this Agreement with respect to a regulatory approval for the USA and once during the term of this Agreement with respect to a regulatory approval for Europe, whether the Company approved several Licensed Products in any such markets.

<u>NO DOUBLE DIP</u>. In case that an Invoicing Entity shall grant a Sublicense - the Company shall pay to Licensors with respect to the Milestone only once; payment shall be the higher of *(a)* the above Milestone Payment; or *(b)* the amount due by Company to Licensors Sublicense Consideration attributed to the achievement of the Milestone or equivalent milestone by the Sublicensee.

4.1.5 EXIT FEE. Upon the consummation of an Exit Event, Licensors shall also be entitled to an exit fee as follows ("**Exit Consideration**"): ***(a)*** with respect to a Non IPO Exit Event - an exit fee in an amount equal to 5% (five percent) of the valuation of the Company in such Exit Event; ***(b)*** with respect to an IPO Exit Event – an exit fee payable by way of Company issuing to Licensors and the applicable researchers/inventors of Licensors (as shall be designated by Licensors) ordinary shares of the Company which will reflect in the aggregate 5% of the then issued and outstanding shares of the Company for no additional consideration ("**Exit Shares**").

The Company shall inform Licensors in writing of a contemplated Exit Event, such notice to be provided to Licensors at any time until 21 days prior to the consummation of the Exit Event. Each such notice shall contain a description in reasonable detail of the particulars of the event including *inter-alia* the relevant parties, the type of the transaction, its main terms and the consideration subject of the event. Notwithstanding the above, in the event of an IPO Exit Event, Licensors shall be entitled to waive their right for Exit Consideration with respect to such IPO, and maintain their right to receive the Exit Consideration upon the closing of the subsequent Exit Event.

4.2 VAT shall be added to all payments due under this Agreement to the extent required by law.

4.3 Payment shall be made as follows:

4.3.1 Annual License Fee shall be paid in 1 (one) installment no later than January 20 of the year for which the payment is due. Running Royalties and Sublicense Consideration shall be paid by the Company to Licensors no later than 30 (thirty) days after the end of the Quarter in which the underlying amounts are received by the Invoicing Entity. Milestone Payment shall be paid by no later than 30 (thirty) days from the date the Milestone was achieved. Exit Consideration shall be paid no later than 21 (twenty one) days from the date of consummation of the Exit Event and in an IPO Exit Event the Exit Shares shall be allocated immediately prior to the consummation of the applicable IPO.

4.3.2 In the event that conversion from foreign currency is required in calculating a payment under this Agreement, the exchange rate used shall be the conversion rate for the foreign currency as published by the Bank of Israel, at the end of the last business day immediately prior to the date in which payment is effected to Licensors.

4.4 Without derogating from Licensors' rights hereunder or by law to any other additional remedy or relief, if any payment due to Licensors under this Agreement is not paid within 30 days after its due date of payment, the overdue monies shall bear monthly interest at the monthly rate of one percent (1%) as of fifteen (15) days past the payment due date until actual payment.

4.5 Each payment due to Licensors under this Agreement shall be made by wire transfer to Licensors' accounts in accordance with written instructions as provided from time to time by Licensors, and shall be net and free of any set-offs, deductions or withholdings, except as set forth in Section 4.7 below.

4.6 Unless Licensors advise the Company otherwise or indicated otherwise in this Agreement, each payment due under this agreement to Licensors shall be distributed by the Company as follows: 83.5% to BGN and 16.5% to MOR.

4.7 If applicable laws requires that taxes be withheld from any amounts due to Licensors under this Agreement, the Company shall: ***(a)*** deduct these taxes from the remittable amount, ***(b)*** pay the taxes to the appropriate tax authority, and ***(c)*** promptly deliver to Licensors a statement including the amount of tax withheld and justification therefore, and such information as may be necessary for tax credit purposes. Each Party agrees to assist the other Party in claiming exemption from such deductions or withholdings. Any taxes withheld and paid to the appropriate tax authority in accordance with the foregoing shall be considered amounts paid to Licensors.

5. COMPANY REPORTS AND RECORDS; TECHNICAL AND FINANCIAL AUDIT RIGHTS

5.1 REPORTS AND RECORDS

5.1.1 Within sixty (60) days after the conclusion of each Quarter, beginning after the earlier of a First Commercial Sale or the first execution of a Sublicense Agreement, the Company shall deliver to BGN a report (which may be shared by BGN with MOR subject to Section 10 below [*confidentiality*]) *containing* the following information:

(a) the Licensed Products Commercialized by all Licensee Parties in each country for the applicable Quarter;

(b) the gross amount billed for the Licensed Products Commercialized by all Licensee Parties in each country during the applicable Quarter;

(c) a calculation of Net Sales for the applicable Quarter in each country, including a list of any and all applicable deductions;

(d) the amount of Sublicense Income received for the applicable Quarter;

(e) the total amount payable to Licensors in USD for the applicable Quarter, together with exchange rates used for conversion, if such rates apply;

(f) If no amounts are due to Licensors for the relevant Quarter, a corresponding statement shall be added.

5.1.2 The Company shall maintain, shall cause its Affiliates to maintain and shall make all Commercially Reasonable Efforts to cause its Sublicensees to maintain complete and accurate records of Licensed Products Commercialized under this Agreement and under any Sublicense Agreement, any amounts payable to the Company and/or its Affiliates and/or Sublicensees in relation to the foregoing and all Sublicense Income received by the Company and/or its Affiliates; which records shall contain sufficient information to permit Licensors to confirm the accuracy of any reports or notifications delivered to Licensors under Section 5.1.1 above as well as any payments due to Licensors under this Agreement.

5.2 FINANCIAL AUDIT RIGHTS

5.2.1 BGN have the right, on behalf of itself and on behalf of MOR, not more than once a year, at Licensors expense and by providing the Company with prior written notice of at least 30 (thirty) days, to cause an internal or external auditor appointed by BGN, who is bound by a suitable confidentiality arrangement with the Company, to audit the Invoicing Entities' relevant records during normal business hours for the purpose of verifying any reports and payments delivered under this Agreement and/or its performance. Per the written request of BGN, on behalf of itself and on behalf of MOR, which shall be given 45 (forty-five) days in advance, the Company shall perform any such audit on any Sublicensee, at Licensors' expense, and report its findings to the BGN (which findings may be shared by BGN with MOR, subject to Section 10 below [*confidentiality*]) promptly thereafter.

5.2.2 The Parties shall reconcile any underpayment or overpayment within thirty (30) days after the accountant delivers the results of the audit as well as interest in accordance with Section 4.4 above.

5.2.3 Notwithstanding the aforementioned and without derogating from Licensors' rights hereunder or by law to any other additional remedy or relief, in the event that such an audit reveals an underpayment to Licensors ***(a)*** by more than fifteen percent (15%) - the Company shall pay all out of pocket costs of such audit; or ***(b)*** between five percent (5%) and fifteen percent (15%) – the Company shall pay 50% of all out of pocket costs of such audit.

6. DEVELOPMENT AND COMMERCIALIZATION

6.1 The Company undertakes, at its own expense, to advance the Project and to carry out the Company Development according to the Company Development Plan, as may be reasonably amended by Company from time to time, and shall use Commercially Reasonable Efforts in order to develop and Commercialize the Licensed IP and the Licensed Products.

6.2 Without derogating from the provisions of Section 6.1 above, the Company shall exert Commercially Reasonable Efforts to develop and to introduce the Licensed Products into the commercial markets as soon as practicable and thereafter, until the expiration of this Agreement, to make all Commercially Reasonable Efforts and endeavors to keep the Licensed Products reasonably available to the public.

6.3 The Company shall provide BGN with annual written reports (which reports may be shared by BGN with MOR, subject to Section 10 below *Confidentiality*]), which shall detail the development results and other related work performed by the Company, its Affiliates or any of its Sublicensees during the calendar year prior to the report. Such report shall also set forth a general assessment regarding the development of the Licensed Product and the marketing thereof.

6.4 The Company shall submit to BGN a written notice (which notice may be shared by BGN with the MOR, subject to Section 10 below [*Confidentiality*]) with regard to the First Commercial Sale within thirty (30) days thereafter.

7. TITLE TO IP

All rights, title and interest in and to Licensed IP shall be owned by Licensors and/or their designee/s and/or any of them. The Company undertakes not to represent in any manner that it possesses any ownership interest in the said IP nor shall any action taken by the Company or on the Company's behalf create in the Company's favor any right, title or interest in and to the aforesaid IP, other than the License.

8. PATENT EXPENSES: PATENT FILING, PROSECUTION AND MAINTENANCE

8.1 The Company will reimburse Licensors for all documented, out-of-pocket expenses incurred by them in the filing, prosecution and maintenance of Licensors Patents prior to the Effective Date. The amount of such expenses is NIS 200,841 (the "**Patent Expenses**") and reimbursement shall be made to BGN (for further distribution to MOR) by no later than the lapse of six months from the Effective Date.

8.2 GENERAL

8.2.1 All Licensed Patents shall be filed, registered and maintained in the name of Licensors (or any of them), or in the name of their designees and/or any of them.

8.2.2 Nothing in this Agreement shall constitute as a warranty on the part of Licensors that any Licensed Patent is registrable or, if registered as aforesaid, will afford due protection.

8.2.3 The Company and Licensors undertake to use Commercially Reasonable Efforts in order to extend the period of the duration of the patent registrations or any other extension, granted by the law, to enable extension of the time in which the Licensed Patents are protected. All the terms of this Agreement shall apply to the extended period of protection.

8.2.4 Licensors make no representation and extend no warranties of any kind, either express or implied, as to the validity of any Licensed Patent. Licensors disclaim all warranties whatsoever with respect to the Licensed Patents, either express or implied, including, but not limited to warranties of merchantability or fitness for a particular purpose.

8.3 **RESPONSIBILITY**

Starting on the Effective Date, Company shall in consultation with BGN, be responsible, at its sole cost and expense, for the diligent and ongoing filing, prosecution and maintenance of the Licensed Patents, using counsel selected by the Company and approved by BGN, such approval not to be unreasonably, conditioned, withheld or delayed. In furtherance of the foregoing, the Company shall promptly forward to BGN copies of any substantive correspondence and actions prepared for or received from any patent office relating to the Licensed Patents, and provide BGN with a reasonable opportunity to comment on all draft filings of Licensed Patents, at Licensors' own cost and expense, prior to their submission to the relevant patent authority.

8.4 **MANDATORY AND OPTIONAL JURISDICTIONS**

8.4.1 In the event of a difference of opinion between BGN and Company regarding patent handling of the Licensed Patents, BGN's position shall be controlling, but the Company shall be entitled to notify BGN that on a forward reaching basis it no longer desires to pursue one or more patents or patent applications in one or more countries (excluding in Mandatory Jurisdictions) and/or that it no longer wishes to finance the maintenance costs of one or more patents in one or more countries (excluding in Mandatory Jurisdictions), and 90 days following receipt of such notice Company shall be released from its obligations to bear the expenses to be incurred thereafter as to such patent(s) or patent application(s) in such jurisdictions (the "**Abandoned Jurisdictions**"). Thereafter, such patent(s) or application(s) shall be deemed removed from the definition of "Licensed Patents" and shall not be covered by the License, and Licensors shall be free to grant rights in and to such patents or patent applications and the associated know-how and technology, in such Abandoned Jurisdictions, to Third Parties, without further notice or obligation to the Company, and the Company shall have no rights whatsoever to exploit such patents or patent applications, in the Abandoned Jurisdictions.

8.4.2 Notwithstanding the above, it is hereby agreed that Company's obligation to bear the filling, maintenance and prosecution costs and expenses of the Licensed Patents shall be mandatory with respect to each of the jurisdictions listed on **SCHEDULE 8.4.2** hereto (collectively, the "**Mandatory Jurisdictions**"). In the event that both Company and BGN agree to abandon a Licensed Patent in a Mandatory Jurisdiction, then it shall no longer be considered a Mandatory Jurisdiction for that Licensed Patent. In the event that any Licensed Patent application shall be denied by a patent office in any jurisdiction, and such denial is not appealable, then such jurisdiction shall no longer be considered a Mandatory Jurisdiction for that Licensed Patent.

8.4.3 Failure by the Company to bear the filling and/or maintenance and/or prosecution costs and expenses with respect to a Licensed Patent in a Mandatory Jurisdiction/s shall constitute a material breach of this Agreement.

8.5 **PROSECUTION**

8.5.1 If a Party becomes aware of any known or threatened infringements, imitations or counterfeits of a licensed Patent by any Third Party ("**Infringements**"), such Party shall promptly notify the others in writing.

8.5.2 The Company may, and has the first right to, promptly take appropriate legal action to defend the Licensed Patents against such Infringement, in its own name and at the Company's cost and expense, and with counsel of the Company's sole choosing, but shall consult with BGN regarding choice of legal counsel. Licensors, only if requested by the Company, shall, join the Company as party to any such proceeding relating to such Infringement, and execute such documents and take such other actions as the Company deems necessary or helpful, at the cost and expense of the Company.

8.5.3 In any legal action initiated by the Company in the circumstances described in Section 8.5.2 above, BGN shall have reasonable access to and participation in all internal discussions with the Company regarding such action. Licensors shall have the right to retain their own separate legal counsel, at their expense.

8.5.4 The Company shall not enter into any settlement agreement with a Third Party in respect of any Infringement, the effect of which would be detrimental to the validity and ownership (by BGN or by MOR) of the Licensed Patents, without the prior written consent of Licensors.

8.5.5 In the event that the Company shall fail or elect not to take legal action in its own name and at its own cost as above-mentioned in Section 8.5.2, or shall neglect or abandon any such legal action previously commenced by it, then:

(a) the Company shall promptly notify BGN to such effect in writing; and

(b) Licensors shall be entitled to assume the prosecution or defense of such actions, and to pursue such other legal action against third parties as they see fit, at their own cost and expense.

8.5.6 Where such Infringement is in an Abandoned Jurisdiction, Licensors shall be entitled in their sole and absolute discretion to take (or decline to take) such actions as they sees fit for the prosecution or defense of the Licensed Patents in such Abandoned Jurisdiction and the Company shall have no right with respect to awards under this Section.

8.6 **RECOVERY**

8.6.1 If there is any pecuniary award made to the Company and/or Licensors in any legal action taken by the Company with respect to Licensed Patents pursuant to Section 8.5.2 above and not subsequently assumed by Licensors under Sections 8.5.5 or 8.5.6 above, including without limitation any arbitration award or settlement amount, then the amount of such award shall be allocated as follows:

(a) *First*, the Company shall be entitled to recover the reasonable costs and fees of its legal counsel, and if Licensors' assistance was requested in connection with such actions, then Licensors shall be entitled to recover the reasonable costs and fees of their separate legal counsel on a *pro rata* basis with Company;

(b) *Second*, if the Company has seen such action through to its completion then the remaining balance of such award, after the deduction of the amounts set forth in sub-Section (a) above, will be split 85% (eighty-five percent) to the Company, and 15% (fifteen percent) to Licensors.

8.6.2 If the Company has elected not to pursue such action as described in Section 8.5.2 above, or Licensors (according to Sections 8.5.5 or 8.5.6 above) have assumed the prosecution or defense of an action initiated by the Company according to the provisions of Section 8.5.2 above, prior to the time of such award, then the amount of such award shall be allocated as follows:

(a) *First*, Licensors shall be entitled to recover the reasonable costs and fees of their legal counsel, and if the Company initiated such action prior to the assumption by Licensors, or if Licensors requested Company's assistance in connection with such actions, then the Company shall be entitled to recover the reasonable costs and fees of its separate legal counsel on a *pro rata* basis with Licensors;

(b) *Second*, the entire balance of such award, after the deduction of the amounts set forth in sub-Section (a) above, will be split 85% (eighty five percent) to Licensors, and 15% (fifteen percent) to the Company.

9. REPRESENTATIONS AND WARRANTIES OF THE PARTIES

9.1 Each Licensor hereby represents and warrants that: *(a)* it has not granted any rights in or to Licensed IP which are inconsistent with the rights granted to the Company under this Agreement; *(b)* it has no knowledge as of the date hereof of any legal suit or proceeding by a Third Party against it contesting the ownership or validity of Licensed IP, or claiming that the practice of Licensed IP in the manner contemplated by this Agreement would infringe the rights of such third party. It is hereby recorded that Licensors have not executed any *patent search* and/or *patent survey* and/or other examinations of Licensed IP of any kind and associated risks reside exclusively with the Company.

9.2 Each Party represents to the other that *(a)* it has all the corporate powers required to enter into this Agreement, *(b)* the Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation of such Party and is enforceable against it in accordance with its terms, and *(c)* entering into this Agreement and the performance of its obligations in accordance with its terms will not cause such Party to breach any obligation it has towards any third party. Except as otherwise expressly provided in this Agreement, no Party makes any warranty, express or implied, with respect to any technology, patents, goods, services, rights or other subject matter of this Agreement, including *inter alia* Licensed IP, and hereby disclaims warranties of merchantability, fitness for a particular purpose with respect to any and all of the foregoing.

9.3 It is hereby recorded that the development of the Existing Patents (also, the "**IIA Technology**") has been funded with a grant of the (then existing) Office of the Chief Scientist of the Ministry of Economy (currently Israel Innovation Authority: "**IIA**") and therefore any transfer of the IIA Technology is subject to applicable law and Licensors' grant of rights to the Company under this Agreement regarding any portion of the Licensed IP that consist of IIA Technology shall be effective only upon receipt of the approval of the IIA (and if no such approval is required under applicable law only upon provision of the appropriate notices to IIA, all as required by applicable law). Company hereby represents and warrants that it is aware that the IIA Technology is subject to all the applicable provisions of the Encouragement of Industrial Research and Development Law 5744-1984, as amended from time to time and/or such other law as will be legislated *in lieu* thereof, including any and all of the regulations, directives, procedures, guidelines and rules that have been or will be promulgated there-under and/or by virtue thereof issued by the Ministry of Economy or any other applicable authority (collectively: "**R&D Legislation**"). Without derogating from the above and for clarity purposes - a transfer / license of IIA Technology by the Company shall be undertaken subject to the attainment of all requisite approvals under the R&D Legislation. Any amount due to the State of Israel under the R&D Legislation in connection to the commercialization or transfer of the IIA Technology shall be borne by the Company.

10. CONFIDENTIAL INFORMATION AND PUBLICATIONS

10.1 Concurrently with the signature hereof, the Parties shall execute a non-disclosure agreement in the form attached hereto as **SCHEDULE 10.1**.

10.2 Licensors shall have the right to allow researchers of BGU and CHS to publish information pertaining to the Licensed IP, in scientific publications or to present such results at scientific symposia without restriction.

11. LIABILITY, INDEMNITY AND INSURANCE

11.1 Nothing in this Agreement shall impose upon Licensors liability for any Licensed Product Commercialized by any Licensee Party, except to the extent arising from any Licensors Indemnitee's (as defined below) fraud or willful misconduct.

11.2 The Company hereby declares that it assumes any and all liabilities and responsibilities, under any applicable laws, for any Licensed Products Commercialized by or on behalf of the Company or any of its Affiliates or Sublicensees, except to the extent that such liability arises from Licensors Indemnitee's fraud or willful misconduct. Without derogating from the generality of the aforesaid,

the Company shall be responsible to obtain, and shall request and insist that any Sublicensee shall obtain, at its own risk and expense, any and all licenses and/or official authorizations, including without limitation with respect to standards and/or quality, required with respect to the development and Commercialization of the Licensed IP in accordance with any applicable laws, rules and regulations.

11.3 All warranties in connection with the Licensed Products and/or the Licensed IP, if made, shall be made by the Company, its Affiliates or Sublicensees as manufacturer and seller or service provider, and shall not directly or by implication obligate BGN, BGU, MOR, CHS or any of their researchers, officers, directors, agents, employees, shareholders, successors or assignees (collectively with BGN and MOR, the "**Licensors Indemnitees**").

11.4 No Licensors Indemnitee shall be liable for any claim, demand, liability, cost, loss, damage or expense (including legal costs and attorneys' fees) of whatever kind or nature (collectively, "**Liabilities**") caused to or suffered by any Person (including any Licensee Party) that directly or indirectly arise out of or result from or are encountered in connection with the exercise of the License other than to the extent that such liability arises from any Licensors Indemnitee's fraud or willful miscondcut, including directly or indirectly arising out of or resulting from or encountered in connection with: ***(a)*** the development or Commercialization of any of the Licensed Products or the Licensed IP by any Licensee Party, or any Person acting in the name of or on behalf of any Licensee Party, or acquiring, directly or indirectly, any of the Licensed Products from any Licensee Party; and/or ***(b)*** the exploitation or use by any Licensee Party of the Licensed IP or any part thereof.

11.5 In the event that any Licensors Indemnitee should incur or suffer any Liabilities which is covered under Section 11.4, or shall be obliged to pay to any Person any amount whatsoever in connection with any Liabilities as aforesaid in Section 11.4 above, then the Company shall defend, indemnify and hold harmless such Licensors Indemnitee from and against any and all such Liabilities.

11.6 Without limiting the generality of the foregoing, the Company's indemnification as aforesaid shall include product liability claims and demands for Liabilities attributable to death, personal injury or property damage.

11.7 The Company shall at its own expense obtain commercial insurance, commensurate with such level of risk as should reasonably be anticipated in the present and the foreseeable future, to insure against those Liabilities described above during the period immediately beginning prior to any Commercialization and continuing during the entire period that the License is in force, plus any additional period thereafter during which any Licensed Product continues to be Commercialized by any Licensee Party. Such insurance shall be in reasonable amounts and on reasonable terms in the circumstances, having regard, in particular, to the nature of the Licensed Products and the level and nature of activities performed by the Company, and shall be subscribed for from a reputable insurance company. Licensors, BGU and CHS shall be included as additional insured under such insurance. Said insurance policy shall include a "cross-liability" provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name) and shall further provide that the insurer will be obliged to notify each insured in writing at least thirty (30) days in advance of the expiry or cancellation of the policy or policies. The Company hereby undertakes to comply punctually with all obligations imposed upon it under such policy or policies and in particular, without limiting the generality of the foregoing, to pay in full and punctually all premiums and other payments for which it is liable pursuant to such policy or policies. Upon request, the Company shall submit to Licensors a certificate of insurance evidencing the aforesaid within fourteen (14) days of the date of issue of each such policy.

12. TERM AND TERMINATION

12.1 The term of this Agreement shall commence on the Effective Date and, unless terminated under this Section 12, shall continue in full force and effect on a country-by-country Licensed Product-by-Licensed Product basis until the expiration of the Royalty Term, applicable to such country and

Licensed Product (the "**Term**"). Following the expiration of the Royalty Term due to the passage of time with respect to a Licensed Product in a certain country (which, for the avoidance of doubt, shall not include expiration of such Royalty Term as a result of termination of this Agreement in accordance with the other provisions of this Section 12), the License granted to the Company with respect to such Licensed Product and such country shall become a fully paid up license (i.e. non-royalty bearing), perpetual and irrevocable ("**Perpetual License**").

12.2 Licensors shall be entitled to terminate this Agreement (without prejudice to other rights and remedies to which they may be entitled pursuant to this Agreement and/or applicable law, unless otherwise expressly restricted in this Agreement) by giving notice in writing to the Company in any of the following events:

12.2.1 The Company passed a resolution for voluntary winding up or a winding up application is made against it and not dismissed within sixty (60) days thereafter;

12.2.2 A receiver or liquidator is appointed for the Company and such appointment is not removed within a period sixty (60) days;

12.2.3 The Company is declared bankrupt or a receiver or an interim receiver of a material part of Company's assets is appointed, and the petition in bankruptcy is consented to, acquiesced in or remains undismissed for, or such appointment is not removed within a period of, sixty (60) days.

12.3 The Company undertakes to notify Licensors of any event detailed in Section 12.2 above within 2 (two) business days of its occurrence.

12.4 If ***(a)*** USD 1 million or more where not invested in the equity of the Company by 1.5 years from the Effective Date; and/or ***(b)*** FDA or EMA regulatory approval to market a Licensed Product were not obtained by Company by 3 years from the Effective Date; and/or ***(c)*** a First Commercial Sale has not commenced on or before 5 from the Effective Date, then in each of the foregoing events - BGN shall be entitled at its sole discretion on behalf of itself and MOR to terminate this Agreement, as a sole and exclusive remedy.

12.5 The Company on the one hand and Licensors on the other hand (a "**Non-Breaching Party**") shall be entitled to terminate this Agreement (without prejudice to other rights and remedies to which it may be entitled pursuant to this Agreement and/or applicable law unless expressly restricted in this Agreement) by giving notice in writing to the other Party (the "**Breaching Party**"), if the Breaching Party has committed any breach of this Agreement that is not cured (if capable of being cured) within a sixty (60) days period after receipt of written notice thereof from the Non-Breaching Party.

12.6 Without derogating from the aforesaid, Licensors shall be entitled to terminate this Agreement by written notice to the Company (effective immediately), if the Company contests the validity of any of Licensed Patent.

12.7 Upon termination of this Agreement, howsoever arising (without prejudice to any additional rights or remedies available to either Party pursuant to this Agreement and/or under applicable law, unless expressly restricted under this Agreement):

12.7.1 The Company on the one hand and Licensors on the other hand shall, within ninety (90) days of the effective date of expiration or termination, return to the other Party, or otherwise dispose of as the other Party may instruct, copies of all confidential information disclosed to it, including, *inter alia*, documentation, technical pamphlets, photographs, specifications and other materials, documents and papers whatsoever, relating to the intellectual property of the other party, and/or to the business of the other Party (either directly or indirectly, through its Affiliates or Sublicensees) and/or anyone on its behalf may have in their possession or under their control.

12.7.2 All rights in and to Licensed IP shall automatically revert to Licensors, and the Company shall thereafter be prohibited from directly or indirectly making any use of Licensed IP and/or manufacturing, marketing, selling or distributing the Licensed Products.

12.8 Expiration or termination of this Agreement shall neither: *(a)* relieve the Parties of obligations accrued prior to such expiration or termination; nor *(b)* relieve the Company of its obligation to report and pay any royalties and/or other payments due to Licensors prior to the termination of this Agreement, notwithstanding that the relevant payment date of such royalties and/or other payments may occur after the expiration or the termination of this Agreement.

12.9 The Parties' respective rights under Sections 3.5, 7, 10.1 (and Schedule 10.1), 11, 12.7 through 12.9, 14 and 15 shall survive any expiration or termination of this Agreement. The Parties' respective rights under Section 5.1.2 and 5.2 shall survive any expiration or termination of this Agreement for a period of five years after expiration or termination.

13. ASSIGNMENT

13.1 None of the Parties may assign this Agreement or its respective rights, duties and obligations hereunder nor any part thereof to any Third Party without the prior written consent of the other Parties.

13.2 Notwithstanding the provisions of Section 13.1 above, BGN may assign its rights and obligations hereunder in their entirety to BGU and/or to any other entity Controlled by BGU, by written notice to Company and MOR but without the need for their consent and MOR may assign its rights and obligations hereunder in their entirety to CHS and/or to any other entity Controlled by CHS, by written notice to Company and BGN but without the need for their consent.

13.3 Notwithstanding the provisions of Section 13.1 above, the Company may assign its rights and obligations hereunder in the event of a sale of all or substantially all of the assets of the Company or in the event of a merger or acquisition in which the Company is not the surviving entity.

13.4 Any purported assignment in contravention of the provisions of this Section 13 above shall be null and void, *ab initio*, and shall constitute a material breach of this Agreement.

14. GOVERNING LAW, MEDIATION AND ARBITRATION

14.1 This Agreement, its interpretation, validity and breach shall be governed exclusively by the laws of the State of Israel without regard to its conflict of laws rules.

14.2 Any disputes or controversy or claim arising under, out of or in connection with this Agreement (and subsequent amendments thereof), its valid conclusion, binding effect, interpretation, performance, breach or termination, including tort and unjust enrichment claims, shall be exclusively submitted to, and finally settled by the courts of the City of Tel Aviv, Israel. Notwithstanding the aforesaid, either Party shall be entitled to resort to courts of competent jurisdiction to apply for an injunction, or any equivalent remedy, in order to restrain the breach of any restrictive covenants pursuant to this Agreement.

15. MISCELLANEOUS

15.1 Neither Company, nor any Person acting on its behalf shall mention the name of BGN and/or MOR and/or BGU and/or CHS unless required by law, in any manner or for any purpose in connection with this Agreement, or any other matter relating to Licensed IP, without obtaining the prior written consent of Licensors, except as required to identify the origins of Licensed IP. In addition, Company shall not, directly or indirectly enter into any agreement or arrangement (oral or written) with any employee or agent or representative of BGN / MOR / BGU / CHS involving consulting, research or the grants of compensation or benefits of any kind without the prior written consent of the applicable

Licensors. Neither any of Licensors nor any Person acting on their behalf shall mention the name of the Company unless required by law, in any manner or for any purpose in connection with this Agreement or other matter relating to this Agreement, without obtaining the prior written consent of the Company.

15.2 If any provision contained in this Agreement is determined to be invalid or unenforceable, in whole or in part, the remaining provisions and any partially enforceable provision will, nevertheless, be binding and enforceable, and the Parties hereby agree to substitute for the invalid provision a valid provision which most closely approximates the intent and the economic effect of the invalid provision.

15.3 The Parties undertake, during the term of this Agreement, to comply with all applicable laws, regulatory requirements and codes of practice in carrying out their respective obligations under this Agreement and in all matters relating hereto.

15.4 The failure or delay of a Party to the Agreement to claim the performance of an obligation of the other Party shall not be deemed a waiver of the performance of such obligation.

15.5 No amendment or alteration of the Agreement shall be valid unless agreed in advance in writing by all Parties hereto.

15.6 Notices to be given by one Party to another shall be deemed properly given if reduced to writing and transmitted to the Party's address appearing in the first page of this Agreement, by regular mail, certified registered mail - all to be effective 5 (five) days after their sending date, or by facsimile with confirmation receipt - to be effective at the first business day following the date of transmission, or by messenger with confirmation receipt - to be effective at the date of the confirmation receipt. The addresses of the Parties, listed in page 1 (one) of this Agreement, shall be subject to any change of such address notified in writing by one Party to the other, according to the procedure stipulated in this Section 15.6.

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IN WITNESS THE HANDS OF THE PARTIES

B.G. Negev Technologies and Applications Ltd.

B.G. NEGEV TECHNOLOGIES AND APPLICATIONS LTD.	SLEEPX LTD.
BY: Netta Cohen, CEO	BY: BORIS (BARY) MOLCHADSKY
TITLE:	TITLE: CEO
DATE: 20 Mar 2020	DATE:

מור-ישום מחקרים בע"מ
MOR-RESEARCH APPLICATIONS, LTD.

MOR RESEARCH APPLICATION LTD.

BY: Pini Ben-Elazar

TITLE: CEO

DATE: 17/3/2020

Declaration of Principal Investigators:

Each of the undersigned hereby confirms that he has read and understood the above Agreement, that its contents are acceptable to him and that he will assist Licensors in their performance of the Agreement in accordance with its terms, and will comply with the express undertakings in the Agreement which are applicable to him.

19.3.20

DR. YANIV ZIGEL	PROF. ARIEL TARASIUK
	19/3/20